UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WebEx Communications, Inc.

(Name of Subject Company)

WebEx Communications, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

94767L 10 9

(CUSIP Number of Class of Securities)

Subrah S. Iyar

Chief Executive Officer

WebEx Communications, Inc.

3979 Freedom Circle

Santa Clara, CA

(408) 435-7000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Jorge A. del Calvo, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is a joint press release of Cisco Systems, Inc. (“Cisco”) and WebEx Communications, Inc. (“WebEx”), dated March 15, 2007, announcing that Cisco and WebEx have signed a definitive agreement pursuant to which Cisco will acquire WebEx, along with materials related to the conference call held earlier today. This press release and a replay of the conference call with the corresponding slides has been posted on Cisco’s website at www.cisco.com and on WebEx’s website at www.webex.com.

Press Contacts:	Investor Relations Contact:
John Noh	Laura Graves
Cisco	Cisco
(408) 853 8445	(408) 526-6521
jnoh@cisco.com	lagraves@cisco.com

Colin Smith	Industry Analyst Relations Contact:
WebEx	Skip MacAskill
(408) 566-5694	Cisco
colin.smith@webex.com	(408) 525-1583
smacaski@cisco.com

Cisco Announces Agreement to Acquire WebEx

Acquisition Furthers Cisco’s Vision for Enabling Collaboration in the SMB Market

SAN JOSE, Calif., and SANTA CLARA, Calif., March 15, 2007 –– Cisco and WebEx today announced a definitive agreement for Cisco to acquire WebEx. WebEx is a market leader in on-demand collaboration applications, and its network-based solution for delivering business-to-business collaboration extends Cisco’s vision for Unified Communications, particularly within the Small to Medium Business (SMB) segment.

Under the terms of the agreement, Cisco will commence a cash tender offer to purchase all of the outstanding shares of WebEx for $57 per share and will assume outstanding share-based awards, for an aggregate purchase price of approximately $3.2 billion, or approximately $2.9 billion net of WebEx’s existing cash balance. The transaction will be accounted for in accordance with generally accepted accounting principles, and the acquisition of WebEx is expected to close in the fourth quarter of Cisco’s fiscal year 2007. Cisco anticipates this transaction will be neutral to its non-GAAP FY2008 earnings.

The acquisition has been approved by the board of directors of each company and is subject to various standard closing conditions, including approval under Hart Scott Rodino and similar laws outside the U.S.

“As collaboration in the workplace becomes increasingly important, companies are looking for rich communications tools to help them work more effectively and efficiently,” said Charles H. Giancarlo, Chief Development Officer at Cisco. “The combination of Cisco and WebEx will deliver compelling solutions accelerating this next wave of business communications.

Cisco believes the network is a platform for all forms of communications and collaboration, and WebEx’s technology and services portfolio complement Cisco’s leadership in the Unified Communications and collaboration market, while providing Cisco with a new and unique business model to expand its presence in the fast-growing SMB market,” Giancarlo continued.

“Cisco and WebEx share a vision of web collaboration as a key to accelerating business processes and critical to durable competitive advantage,” said Subrah S. Iyar, CEO of WebEx. “Cisco’s global reach and customer focus will help us extend our core web collaboration applications and continue to broaden the services we offer through the WebEx Connect platform.”

WebEx’s service portfolio includes technologies and services that allow companies to engage in real-time and asynchronous data conferences over the Internet as well as share web-based documents and workspaces that help improve productivity, performance and efficiency of workers in any size organization. WebEx’s subscription-based services strategy has been key to its success, and Cisco plans to preserve this business model going forward.

Following the close of the transaction, WebEx will become a part of Cisco’s Development Organization while maintaining its unique business model. Mr. Iyar will report directly to Mr. Giancarlo.

WebEx was founded in 1995 and held its Initial Public Offering (IPO) in July 2000. The company has close to 2200 employees. For FY2006, which ended December 31, 2006, WebEx reported revenues of $380 million.

Editor’s Note:

•

A conference call with Cisco Chief Development Officer Charles Giancarlo and WebEx CEO Subrah Iyar to discuss Cisco’s acquisition of WebEx will be held at 9:30 a.m. Eastern Time on Thursday, March 15, 2007. The dial-in number is 1-888-989-6518 (United States); 212-287-1617 (international); corresponding slides and a webcast will be available at www.cisco.com/go/investors.

•

A replay of the Cisco/WebEx conference call will be available from 11:30 a.m. Eastern Time on March 15, 2007, until 11:59 p.m. Eastern Time on Thursday, March 22, 2007. The dial-in number is 1-866-430-8796 (United States); 203-369-0942 (international).

•	Additional information regarding the acquisition will be available at http://newsroom.cisco.com.

About Cisco

Cisco, (NASDAQ: CSCO), is the worldwide leader in networking that transforms how people connect, communicate and collaborate. Information about Cisco can be found at http://www.cisco.com. For ongoing news, please go to http://newsroom.cisco.com.

About WebEx

With 2.2 million registered users, WebEx is the global leader in on-demand applications for collaborative business on the web. These applications enhance high-touch business processes, such as sales and training, with efficient web-touch interactions. As an on-demand provider, WebEx is able to facilitate both internal and external collaboration. WebEx delivers its range of applications over the WebEx MediaTone Network, a global network specifically designed for the secure delivery of on-demand applications. WebEx applications support multipoint videoconferencing, web conferencing and application remote control. WebEx is based in Santa Clara, California and has regional headquarters in Europe, Asia and Australia. Please call toll free 877-509-3239 or visit www.WebEx.com for more information.

# # #

Cisco, Cisco Systems, Linksys and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. and/or its affiliates in the U.S. and certain other countries. All other trademarks mentioned in this document are the property of their respective owners.

WebEx and the WebEx logo are registered trademarks of WebEx.

Forward-Looking Statements

This press release contains projections and other forward-looking statements regarding expected performance of Cisco following completion of the acquisition, including statements related to Cisco’s product and service offerings and the future of the network and communications markets. Statement regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, obtaining a sufficient number of tendered shares of common stock and regulatory approval of the merger, the potential impact on the business of WebEx due to the uncertainty about the acquisition, the retention of employees of WebEx and the ability of Cisco to successfully integrate WebEx and to achieve expected benefits. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of Cisco’s filings with the SEC, including its most recent filings on Form 10-K and Form 10-Q.

Securities Law Disclosure

The tender offer for the outstanding common stock of WebEx has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of WebEx common stock will be made only pursuant to an offer to purchase and related materials that Cisco Systems, Inc. intends to file with the SEC on Schedule TO. WebEx also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. WebEx stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. WebEx stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (888) 264-7052 (banks and brokers call (212) 440-9800), from Cisco (with respect to documents filed by Cisco with the SEC) by going to Cisco’s Investor Relations Website at http://www.cisco.com/go/investors, or from WebEx (with respect to documents filed by WebEx with the SEC) by going to WebEx’s Investor Relations Website at www.WebEx.com. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

EXHIBIT D

Cisco Systems, Inc.

Conference Call

March 15, 2007, 6:30 am PT

1. Operator

Welcome to Cisco To Host Global Teleconference. At the request of Cisco Systems today’s conference is being recorded. If you have any objections you may disconnect. Now I would like to introduce Ms. Blair Christie, Vice President of Corporate Communications. Ma’am, you may begin.

2. Blair Christie - Cisco Systems, Inc. - VP Corporate Communications

Thank you, Jessie. And good morning everyone. Welcome to our conference call announcing Cisco’s definitive agreement to acquire publicly held WebEx Communications Inc. of Santa Clara, California. I am Blair Christie with Cisco’s Corporate Communications team. And I’m here today with Charlie Giancarlo, Cisco’s Chief Development Officer; Ned Hooper, Vice President of Cisco’s Corporate Business Development; and Subrah Iyar, Chairman and CEO of WebEx.

A press release with information on today’s announcement can be found on Full National Market Wire and on our website at www.cisco.com. A corresponding webcast with slides and downloadable information regarding Cisco’s financial statements can be found on our website in the Investor Relations section. A replay of this conference call will be available from 8 AM Pacific time today, March 15, to midnight Pacific time on March 22nd. For U.S. callers the number is 1-866-430-8796, and the international replay number is 203-369-0942. The replay will also be available on the Cisco Investor Relations website.

The matters that both companies will be discussing today do include forward-looking statements, and as such are subject to the risks and uncertainties that we discuss in detail in our documents filed with the SEC. These include the most recent reports on Forms 10-Q and 10-K, and any applicable amendments which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. Unauthorized recording of this conference call is not permitted.

We will begin the call today with prepared remarks from Charlie, Ned and Subrah, and then we will follow with a question-and-answer period. At this point I would like to turn the call over to Charlie Giancarlo.

3. Charlie Giancarlo - Cisco Systems, Inc. - Chief Development Officer

Thank you very much Blair. And good morning everyone. Thank you for joining us. We are very excited and pleased to be here today announcing the acquisition of WebEx Communications. This represents our latest step in the fulfillment of our vision for network-based communications and collaboration. With the acquisition of WebEx, Cisco is continuing to invest in intelligent network technology and innovation, and to use the network as a platform for the next generation explosion we believe in business and consumer applications.

WebEx is a leading provider of on-demand Web-based conferencing and collaboration applications. They were one of the early leaders in this market, making intercompany collaboration accessible and easy. Their network-based technology is a natural extension of Cisco’s vision for unified communications and collaboration. This vision is to give users inside and outside the workplace the ability to interact collaboratively over the open platform of the Internet, to personalize, scale, send, receive or collaborate on content whenever and wherever they wish on whatever device and through whatever medium they choose, creating entirely new experiences for working and playing together.

Collaborative technologies are growing in sophistication and use because people want to be able to interact with one another regardless of physical proximity. WebEx is driving the next wave of business communications and collaboration with rich media meetings that liberate users from time and geographic constraints.

The Company offers a broad range of advanced Web applications designed for specific uses such as training, events, support and sales. The WebEx portfolio includes technologies and applications that allow people to hold real-time and asynchronous data conferences over the Internet. In addition, it enables the sharing of Web-based documents and work spaces that help improve the productivity and efficiency of workers in any size organization. It hides complexity from not only end-users, but from their IT organizations as well.

WebEx delivers its superior Web communications applications over its highly optimized MediaTone Network with over 3,000 servers to provide the best user experience, and to support a customer’s entire business cycle.

The Company has developed a unique subscription-based delivery model targeted at the small and medium business market, and has over 2 million registered subscribers. Through a highly optimized subscription services model, WebEx enables SMB customers to have access to the collaboration productivity tools of large enterprises, but without the prohibitive management requirements in infrastructure investments that were barriers in the past.

Cisco will preserve all aspects of WebEx’ subscription-based services model as this is a key differentiator for the company and for the capability. SMB, as you know, is one of Cisco’s fastest and most consistently growing markets. In addition to delivering WebEx’ end-to-end solutions to Cisco’s SMB customers — to our mutual customers, we believe that there is significant scope for WebEx as part of Cisco to expand its presence globally and to move further into the departmental enterprise customer segment, where such Web-based solutions are also highly valuable.

Now I would like to turn the call over to Ned Hooper, our Vice President of Cisco Corporate Business Development, to discuss more in-depth details of the acquisition.

4. Ned Hooper - Cisco Systems, Inc. - VP Corporate Business Development

Thank you Charlie. Cisco’s acquisition strategy is focused on addressing specific growth opportunities for the Company. Unified communications and collaboration are areas we have identified as key opportunities for growth for Cisco. We have been committed to the unified communications and collaboration markets for years, and are the marketshare leader in voice and video collaboration. The WebEx network-based technology and leadership position in Web collaboration services is a natural extension of Cisco’s vision for unified communications and collaboration.

Industry pundits estimate a CAGR for the Web conferencing market and the collaboration market to be 23% and 31%, respectively, through 2010. WebEx is also a leader in the SMB market. This market, as Charlie identified, is a key growth focus for Cisco, and the alignment between WebEx and Cisco presents significant opportunity for our mutual customers. Combining this leadership position with the growth opportunities in these markets, WebEx creates an exciting fit for Cisco.

Now for some background on the details of this transaction. The purchase price for WebEx was approximately $3.2 billion, or $57 per outstanding share. After removing the cash on WebEx balance sheet, the net cash purchase price is approximately $2.9 billion.

With approximately 2,100 employees worldwide, the Company generated $380 million in revenue in its 2006 fiscal year, and approximately $107 million in operating income. WebEx has demonstrated historically strong and consistent growth and cash flow generation. We expect the acquisition to be neutral to our FY ‘08 non-GAAP earnings, and slightly accretive to our non-GAAP earnings in FY ‘09.

The acquisition has been approved by the Board of Directors of each company and is subject to various closing conditions. The acquisition has been structured as a tender offer and is subject to regulatory reviews in the U.S. and elsewhere. We expect the acquisition of WebEx to close during our fourth quarter fiscal year ‘07.

This acquisition is in line with Cisco’s strategy of using acquisitions, along with internal technology innovation, to allow us to move quickly into accelerating growth markets. It also reflects the way we have been evolving our acquisition criteria to include larger companies that not only have innovative technology, but also established customers, markets, partners and channels.

We are preserving the WebEx business model, and there will be a thoughtful integration of the Company into Cisco at a pace appropriate to the needs of the business. Our company cultures are very compatible, characterized by similar management philosophies, inspired engineering, and a strong commitment to our customers and employees. We believe that this transaction is beneficial to our shareholders.

Now I would like to turn the call over to Subrah Iyar, Chairman and CEO of WebEx Communications, for his prospective on the acquisition.

5. Subrah Iyar - WebEx Communications Inc. - Chairman, CEO

Thank you Ned. Ten years ago we founded WebEx with a vision of enabling collaborative communications over the Web. Since we launched WebEx we have achieved some important milestones. Today we serve more than 28,000 customers in 85 countries worldwide. Our 2.2 million registered users are fully equipped to use the Web as a rich, real-time Web collaboration media. These knowledge workers communicate and collaborate across geographic, organizational and platform boundaries. This has completely changed the way business is done.

Over the last decade we have witnessed a significant shift in business. Success is no longer based on a company’s size and scale alone, but on speed, agility and reach. Efficient Web collaboration is critical to succeeding in the new flat world economy. WebEx has played a key role in helping companies succeed in this new world. I’m proud to note that 80% of the companies on Business Week Magazine’s 2006 list of innovative companies are our customers. Similarly, 90% of Wired Magazine’s 2006 most wired companies are WebEx customers.

Today’s news marks another major milestone. Cisco’s global reach and customer focus will help us extend our core Web collaboration application services. It will help us continue to broaden the services we offer through the WebEx MediaTone network platform. This combination will allow our customers to leverage a rich suite of unified communication products and services.

It is a testament to the hard work and dedication of all WebEx employees that our services will become part of the Cisco family of offerings. This merger combines WebEx’ SMB customer expertise with Cisco’s leadership in the global enterprise. This means businesses of all sizes can leverage the full suite of unified communications products and services. Small businesses will benefit immensely with Cisco’s backing of WebEx’ services. Enterprise customers will get the full benefit of a complete product and service suite for doing business over the Web. This is an important and very exciting milestone for WebEx and of collaboration.

With that, I turn it back to Charlie.

6. Charlie Giancarlo - Cisco Systems, Inc. - Chief Development Officer

Thank you so much Subrah. And thank you for being such a tremendous partner and now part of the Cisco family. We are extremely pleased with this important addition to the Cisco organization. We are taking a very successful company and hopefully enhancing its prospects for continued success by joining with Cisco and the synergies that the two companies bring to each other.

The combined technology, expertise and resources of Cisco and WebEx will enable us to continue to offer market leading innovations to our customers worldwide. The acquisition of WebEx reinforces Cisco’s leadership in the unified communications and collaboration market, and contributes to our vision of the network as a platform.

Our ability to identity and lead the evolution of communications in collaboration has been and will remain a clear differentiator. And our collaborative technology will enable our customers to make huge advances in business effectiveness. Cisco is at the forefront of evolving the network from pure connectivity to a reliable, sophisticated, intelligent platform for communications and IT services, and WebEx will now be our partner on this journey.

WebEx shares our vision as well as our culture. We can immediately help each other drive greater success for our customers and reach more customers around world. We are very enthusiastic about having WebEx join the Cisco team, our mission and our passion. And now, Blair, back to you.

7. Blair Christie - Cisco Systems, Inc. - VP Corporate Communications

Great. Thank you Charlie. At this point we’re going to open up the floor to Q&A. We do request that participants ask only one question at a time. So with that said, operator, could you please open the floor?

QUESTION AND ANSWER

1. Operator

(OPERATOR INSTRUCTIONS). Brant Thompson, Goldman Sachs.

2. Brant Thompson - Goldman Sachs - Analyst

I was wondering if you could just expand — along with this acquisition, you had made some other ones recently focused on online communities and technologies and services around these. Can you just give us the bigger picture in terms of how far you see Cisco taking a business model that is more subscription-based? This one obviously focusing on the small medium business market as a key focus, but how far does this go? Would you ultimately take it to where you are wholesaling connection services to carriers, larger companies, kind of how does this fit into the bigger picture? Thanks.

3. Charlie Giancarlo - Cisco Systems, Inc. - Chief Development Officer

Thank you. I think what you are seeing now is a theme. Some of the more recent acquisitions that we have made in this area I think bring out two different themes. One is the entire concept of social networking. Which as we move forward, the ability of technology to allow people that are not physically located together to be able to collaborate in the same — on the same media on the same content for similar purposes is a technology that is now starting to pervade a variety of different aspects. Whether that is consumer-based aspects for playing together, or business-based aspects for collaborating together for a business purpose, some of the — or same or similar technologies is starting to penetrate both of those markets. And so more and more of our acquisitions have been carrying that as a theme, because that is becoming an important technological change that is taking place.

The other one that that you mentioned is this idea of subscription-based models, which again I think is a theme that is starting to penetrate more and more businesses, whether those are software businesses, whether those are subscription-based businesses such as we are talking about today with WebEx. And potentially even some of the hardware-based businesses where there may be more models that are paid by the drink, rather than specifically sell a piece of iron and get one price at that point in time.

While I don’t think I could say at this point in time that it is going to drive an entirely new business model for Cisco, I think we are far away from that. I do think that as a theme we will be seeing it touch upon more and more of our business over time.

4. Blair Christie - Cisco Systems, Inc. - VP Corporate Communications

Thank you Brant. Next question please.

5. Operator

Ehud Gelblum, JP Morgan.

6. Ehud Gelblum - JP Morgan - Analyst

Ned, I believe it was you, but maybe Charlie, I’m not sure. You said something to the effect of your new strategy of — your new acquisition strategy opening up the possibility of larger acquisitions, and that this fits in with that new strategy.

Can you clearly — Scientific-Atlanta was a relatively large acquisition for you. This is half the size, but still relatively large. Can you expand a little bit on what you mean by your new strategy? Is it just that you’re willing to acquire larger companies, or now clearly you have moved into the world of buying mature companies that have customer bases and mature products as opposed to tuck-in technologies, as you used to say a couple of years ago. What kinds of things could we be looking for you to do?

And if you could comment a little on the timing — clearly WebEx was half the price just a month and a half, two months ago — on how you look at that in terms of where your tolerance for buying price tags are?

7. Ned Hooper - Cisco Systems, Inc. - VP Corporate Business Development

Thanks very much for the question. Our strategy is still the same. We focus on using acquisitions to add technology and people to the business that enable us to enter new markets. What has evolved is our focus on not only the smaller acquisitions where we bring in startups out of the traditional Silicon Valley model, but also to look at platforms that extend the value of the business into direct customer relationships and more established business models.

Collaboration in unified communications is clearly a market in its very early stage of evolution, and we see many disruptive events accelerating this market growth over the next few years. As Charlie talked about, the broader trends of collaboration, social networking is one that we focus on. WebEx fits very clearly into our long-term strategy, which is to bring a world-class team with a world-class technology into Cisco.

In terms of the valuation, we feel very comfortable with the valuation. The rise in WebEx’ stock in January reflected the strength of their fourth quarter and of their fiscal year. And the strength of that business projects out into the future. As I mentioned, the growth rates — market growth rates, our expectation of WebEx’ business growth rates, and the ability to accelerate those growth rates in combination with Cisco, we think create a great opportunity to create shareholder value.

8. Blair Christie - Cisco Systems, Inc. - VP Corporate Communications

Thank you Ehud. Next question please.

9. Operator

Nikos Theodosopoulos, UBS.

10. Nikos Theodosopoulos - UBS - Analyst

I apologize, I got on the call late. I am on the road. So hopefully these are not repetitive questions. Can you — I have three quick questions. Can you comment on why Cisco chose to use all cash as opposed to stock?

And the second question is organizationally where will this new business be put within Cisco, and how will it be reported? And then finally, I’m not that familiar with WebEx. Can you just give me maybe your top one or two competitors and what you think your share is in the marketplace today? Thank you.

11. Blair Christie - Cisco Systems, Inc. - VP Corporate Communications

Why don’t we start with Ned on that.

12. Ned Hooper - Cisco Systems, Inc. - VP Corporate Business Development

Great. Thanks Blair. Nikos, thanks for the question. In terms of using cash versus stock, we as a Company had been focusing on using cash as the primary currency for our acquisitions now for about five years. And that is consistent with our overall shareholder strategy, which has been focused on share repurchase, and reducing the overall share count. When we look at acquisitions, using our very strong cash flow to be able to do those acquisitions fits with our overall approach to creating shareholder value.

In terms of the reporting structure, Subrah and WebEx will be reporting to Charlie, so I will let Charlie discuss the strategy for going forward.

13. Charlie Giancarlo - Cisco Systems, Inc. - Chief Development Officer

Obviously, this is a new model for Cisco, and one that we want to take best advantage of, and at the same time be careful about the — how we go about integration, trying to provide the best possible benefit and fit and synergies with all of our technologies across the Company. So we will have that direct reporting relationship for certainly the foreseeable future. And then as we together figure out the best way and the best fit to maintain and strengthen the business, we will evolve the organization over time. Subrah, if you would talk a little bit about the top competitors.

14. Subrah Iyar - WebEx Communications Inc. - Chairman, CEO

WebEx is the leader in the collaboration services. In the overall the collaboration services market we have held steady for the last several years with over 65% marketshare, with the second competitor being Microsoft, who acquired PlaceWare a few years ago, who were our number two competitor. And the third competitor being Citrix. And again, we maintained that leadership in that market steadily despite competition from several segments.

If you take the overall products and services in the Web collaboration market, again, WebEx is about 35%, and still the leader by a long shot over any other service provider and or product provider.

15. Blair Christie - Cisco Systems, Inc. - VP Corporate Communications

Thank you. Thank you for the question, Nikos. Next question please.

16. Operator

Jeff Evenson, Sanford Bernstein.

17. Jeff Evenson - Sanford Bernstein - Analyst

With Scientific-Atlanta it seems that you found some technology synergies in using their video capabilities to help you with TelePresence and some channel synergies to take Scientific-Atlanta products into Europe. What are the similar sorts of synergies we should be looking at here maybe with your TelePresence or with Linksys One?

18. Charlie Giancarlo - Cisco Systems, Inc. - Chief Development Officer

Thank you, Jeff, for the question. We have identified a number of synergies between the organizations. I think the first, or the nearer term synergies I should say, we think are distribution channel related, worldwide reach and so forth. We think those are synergies that we will be able to execute on in the not too distant future.

We believe that the technology synergies are a little bit further out in time, medium to long term. And I think you have identified two in particular that we do think are quite synergistic. As well as I would save more technology synergies around the area of integrating voice and video technology of a more general nature into the WebEx offering to improve the overall — to continue to improve the overall experience in that environment. So, Subrah, do you have anything — ?

19. Subrah Iyar - WebEx Communications Inc. - Chairman, CEO

Yes, I would second that. I believe that if you look at it from a distribution perspective, we have — WebEx services are proven in the market. We have presence in small, medium business, of course, and enterprise as well as global, but our enterprise presence is only 20% at this present time. And our global presence is also under 20%. With Cisco’s strong distribution capability we can drive that all over the market. And we are proud to be able to support some of Cisco’s products and services in the small, medium business market with our channel.

Similarly, again to underscore what Charlie said, we have built a complete network-based platform for delivery of real-time communication collaboration services. They naturally extend for other voice, video and data related services, which you will see as time goes forward.

20. Blair Christie - Cisco Systems, Inc. - VP Corporate Communications

Thank you. Next question please.

21. Operator

Tim Luke, Lehman Brothers.

22. Scott McCabe - Lehman Brothers - Analyst

This is Scott McCabe on behalf of Tim Luke. Following up on that last question with respect to the TelePresence offering, can you discuss product roadmap there, and whether or not you concurrently with the existing portfolio deliver video to the desktop, or whether or not you need to move downstream some? And if so — in terms of delivering a lower-level offering — and if so, how long that will take before you can deliver that?

23. Charlie Giancarlo - Cisco Systems, Inc. - Chief Development Officer

Thank you, Scott, for the question. Actually we have been delivering desktop video for sometime with the Cisco Video Telephony Advantage capability, our Unified Communications suite includes a very low-cost desktop video option. You have the phone, and you have the PC. You plug in a Web camera into the PC, and as soon as you make a telephone call, the Web camera at the other side also has video, is immediately going. And we sell quite a bit like that.

We don’t consider TelePresence in that. It is desktop video, that type of quality versus in most of environments where it actually feels like people are all in the same room together. We do consider videoconferencing and TelePresence to be two very different technologies, but they do interoperate, and we will continue to support that interoperability.

Our view is that we will support the desktop videoconferencing. That is one type of experience, and we think that is a valuable experience to have. And it will combine well, we believe, with the WebEx capability. But we view TelePresence as a separate opportunity, and one I think that as well we do foresee that there are a number of different synergies with WebEx. Because of course you do — even when you’re in a TelePresence environment, you need to be able to share applications, environments, and you need to be able to have complex multiparty environments for TelePresence as well. So we see them as very complementary, somewhat different opportunities.

24. Blair Christie - Cisco Systems, Inc. - VP Corporate Communications

We are at the top of the hour, so we have come to the end of the time that we have allotted for this call. I do realize that there are probably a number of questions out there, so please do not hesitate to contact the Investor Relations, Analyst Relations or Public Relations contact on the press release, as well as on our website with any follow-up questions. We do appreciate your participation on this call, as well as your continued support for Cisco and WebEx. This concludes our call. Thank you.

25. Operator

Thank you for participating on today’s conference call. If you would like to listen to this call in its entirety, you may call 866-430-8796, or participant styling from outside the U.S. please dial 203-369-0942. Thank you. Have a good day. You may disconnect at this time.

Forward-Looking Statements

This transcript contains projections and other forward-looking statements regarding expected performance of Cisco following completion of the acquisition, including statements related to Cisco’s product and service offerings and the future of the network and communications markets. Statement regarding future events are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, obtaining a sufficient number of tendered shares of common stock and regulatory approval of the merger, the potential impact on the business of WebEx due to the uncertainty about the acquisition, the retention of employees of WebEx and the ability of Cisco to successfully integrate WebEx and to achieve expected benefits. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of Cisco’s filings with the SEC, including its most recent filings on Form 10-K and Form 10-Q.

Securities Law Disclosure

The tender offer for the outstanding common stock of WebEx has not yet commenced. This transcript is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of WebEx common stock will be made only pursuant to an offer to purchase and related materials that Cisco Systems, Inc. intends to file with the SEC on Schedule TO. WebEx also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. WebEx stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. WebEx stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (888) 264-7052 (banks and brokers call (212) 440-9800), from Cisco (with respect to documents filed by Cisco with the SEC) by going to Cisco’s Investor Relations Website at http://www.cisco.com/go/investors, or from WebEx (with respect to documents filed by WebEx with the SEC) by going to WebEx’s Investor Relations Website at www.WebEx.com. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

© 2007 Cisco Systems, Inc. All rights reserved. Cisco Confidential
1
Cisco Announces
Intent to Acquire
WebEx
Charles Giancarlo, SVP, CDO & President, Linksys - Cisco
Ned Hooper, VP, Corporate Business Development - Cisco
Subrah S. Iyar, Chairman & CEO – WebEx Communications
Thursday, March 15, 2007

2
Forward-Looking Statements and
Securities Law Disclosure
SECURITIES LAW DISCLOSURE
SECURITIES LAW DISCLOSURE
FORWARD-LOOKING STATEMENTS
FORWARD-LOOKING STATEMENTS
This presentation contains projections and other forward-looking statements regarding expected performance of Cisco following completion of the acquisition, including statements related to Cisco’s product and service offerings and the future of the network and communications markets.  Statement regarding future events are based on the parties’
current expectations and are necessarily subject to associated risks related to, among other things, obtaining a sufficient number of tendered shares of common stock and regulatory approval of the merger, the potential impact on the business of WebEx due to the uncertainty about the acquisition, the retention of employees of WebEx  and the ability of Cisco to successfully integrate WebEx and achieve expected benefits.  Actual results may differ materially from those in the projections or other forward-looking statements. For information-regarding-other-related-risks,-please-see-the-“Risk-Factors”-section-of-Cisco’s filings with the SEC, including its most recent filings on Form 10-K and  Form 10-Q.
The tender offer for the outstanding common stock of WebEx Communications, Inc. has not yet commenced. This filing is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of WebEx common stock will be made only pursuant to an offer to purchase and related materials that Cisco
Systems, Inc. intends to file with the SEC on Schedule TO. WebEx also intends to file a solicitation/recommendation statement on
Schedule 14D-9 with respect to the offer. WebEx stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. WebEx stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson
Inc., the information agent for the offer, toll-free at (888) 264-7052 (banks and brokers call (212) 440-9800), from Cisco (with respect to documents filed by Cisco with the SEC) by going to Cisco’s Investor Relations Website at http://www.cisco.com/go/investors, or from WebEx (with respect to documents filed by WebEx with the SEC) by going to WebEx’s Investor Relations Website at
www.WebEx.com. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

© 2007 Cisco Systems, Inc. All rights reserved. Cisco Confidential
3
Announcement
Cisco has entered into an agreement to purchase publicly held
WebEx (WEBX)
WebEx is a market leader in network based collaboration
applications
Acquisition is expected enable Cisco to broaden its offerings for
Small to Medium Sized Business (SMB) customers
Together, we expect to expand these offerings across the
Enterprise and Global markets

© 2007 Cisco Systems, Inc. All rights reserved. Cisco Confidential
4
Changing Market Dynamics
The market is moving from voice conferencing to an
integrated collaboration environment
We believe the network is becoming the platform for all
communications and IT, including applications and services
Improving technology allows us to now address not only
internal, but also Business-to-Business collaboration

© 2007 Cisco Systems, Inc. All rights reserved. Cisco Confidential
5

932
1,282
1,700
2,150
2,645
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
2005 2006 2007 2008 2009 2010
CAGR 31%
Web-Based Collaboration Services
Market Opportunity*
$M
*Frost & Sullivan, October 2006

© 2007 Cisco Systems, Inc. All rights reserved. Cisco Confidential
6
Corporate and Financial Overview
Company Overview:
Company Overview:
Founded:
Founded:
Employees:
Employees:
Headquarters:
Headquarters:
Registered Users
Registered Users
1995
2,189
Santa Clara, CA
2.2M
FY05
FY05
FY06
FY06
Revenue (FYE Dec)
Revenue (FYE Dec)
Revenue Growth y/y
Revenue Growth y/y
Gross Margin
Gross Margin
Operating Margin
Operating Margin
Financial Overview*:
Financial Overview*:
*GAAP Results
$308M
$308M
23.8%
23.8%
82.5%
82.5%
25.9%
25.9%
$380M
$380M
23.2%
23.2%
82.1%
82.1%
20.7%
20.7%

© 2007 Cisco Systems, Inc. All rights reserved. Cisco Confidential
7
Integration Strategy
Subrah Iyar, Chairman & CEO WebEx, will continue to
lead the team and report directly to Charles Giancarlo,
CDO Cisco
Focus on expanding WebEx distribution further into the
Enterprise and Global markets
Opportunity to broaden WebEx’s technology into a
platform for additional applications and services

© 2007 Cisco Systems, Inc. All rights reserved. Cisco Confidential
8
Cisco Welcomes a World Class Team
A leader in network based
Collaboration applications
Broadens Cisco’s
presence in the SMB
market
Extension of Cisco’s vision
for Unified Communication
and Collaboration